5/23

08002784

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Torch River Resources Ltd.

*CURRENT ADDRESS Bankers Hall West Tower
Suite 1000, 888-3rd St. S.W.
Calgary, Alberta
Canada T2P 5C5

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

ILE NO. 82- 35200

FISCAL YEAR 10/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
?14A (PROXY)	☐		

OICF/BY: BBS
DAT : 5/23/08

082-35200

RECEIVED

2008 MAY 23 A 6:21

FICE OF INTERNATIONAL CORPORATE FINANCE

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

J.S. TWIGG B.Comm., C.A.

L.D. SAFINUK B Comm., C.A

650 Regency Center
333 - 25th Street East
Saskatoon S7K 0L4

Telephone (306) 244-0808
Facsimilie (306)244-0004

AR/S
10-31-06

TORCH RIVER RESOURCES LTD.

Auditors Report and Financial Statements

for the year ended October 31, 2006

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

J.S. TWIGG B.Comm., C.A.

L.D. SAFINUK B.Comm., C.A

650 REGENCY CENTER
333 - 25th STREET EAST
SASKATOON S7K 0L4

TELEPHONE (306) 244-0808
FACSIMILIE (306)244-0004

AUDITORS REPORT

TO THE SHAREHOLDERS OF
Torch River Resources Ltd.

We have audited the balance sheet of Torch River Resources Ltd. as at October 31, 2006 and October 31, 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and October 31, 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

SASKATOON, SASKATCHEWAN
January 5, 2007

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

TORCH RIVER RESOURCES LTD.

BALANCE SHEET AS AT OCTOBER 31, 2006

	2006	2005
ASSETS		
Current		
Cash and equivalents	$ 129,033	$ 101,020
Accounts receivable	99,528	21,869
Prepaid expenses	2,740	
	231,301	122,889
Restricted cash (Note 11)	22,165	
Equipment (Note 3 & 4)	109,963	5,357
Deferred finance charges (Note 6)	13,384	
Mineral properties and rights (Note 3 & 5)	465,000	215,000
Deferred exploration costs (Note 3 & 5)	2,004,218	766,971
	$ 2,846,031	$ 1,110,217
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 167,795	$ 92,588
Current portion of long term debt	44,396	
	212,191	92,588
Long Term		
Finance contracts payable (Note 6)	48,589	
	260,780	92,588
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	3,950,374	2,214,423
Contributed surplus (Note 3)	236,770	100,870
Deficit	(1,601,893)	(1,297,664)
	2,585,251	1,017,629
	$ 2,846,031	$ 1,110,217

See accompanying notes

Approved by the Board:

"WILLIAM PFAFFENBERGER"
Director

"JAMES LOUIE"
Director

TORCH RIVER RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED OCTOBER 31, 2006

	2006	2005
Administration costs		
Amortization	$ 13,285	$ 1,334
Bad debts		6,888
Bank and loan interest	1,595	98
Consultants	18,350	2,254
Filing fees	12,309	18,268
General meetings	6,055	2,774
Internet and website	9,533	4,458
Management fees	71,250	83,600
Office compensation	18,900	19,830
Office expense	9,398	13,333
Professional fees	64,956	45,746
Investor communication	99,621	21,546
Stock compensation (Note 8)	135,900	100,870
Telecommunications	5,551	3,253
Transfer agent	12,760	9,578
Travel and promotion	20,427	28,817
Operating costs for the year	499,890	362,647
Interest	(911)	(685)
Loss before income taxes	498,979	361,962
Future income tax recovery (Note 3 & 9)	194,750	
Loss for the year	304,229	361,962
Deficit, beginning of the year	1,297,664	935,702
Deficit, end of year	$ 1,601,893	$ 1,297,664
Loss per share - basic and diluted	$ 0.01	$ 0.02

TORCH RIVER RESOURCES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED OCTOBER 31, 2006

	2006	2005
Cash flows from (used in) operating activities		
Operations		
Net income (loss) for the year	$ (304,229)	$ (361,962)
Items not involving cash		
Stock based compensation expense	135,900	100,870
Amortization	13,285	1,334
Future income tax recovery	(194,750)	
	(349,794)	(259,758)
Cash provided by (invested in) non-cash working capital		
Decrease (increase) in accounts receivable and prepaids	(80,399)	9,784
Increase (decrease) in accounts payable and accrued liabilities	75,207	77,444
	(354,986)	(172,530)
Cash flows from (used in) financing activities		
Issuance of share capital	1,930,701	428,629
Proceeds of long term debt	125,472	
Repayment of long term debt	(32,487)	
	2,023,686	428,629
Cash flows from (used in) investing activities		
Acquisition of mineral properties for cash	(250,000)	(50,000)
Acquisition of capital assets	(131,275)	(2,770)
Deferred exploration expenses	(1,237,247)	(186,785)
Restricted cash for contingency	(22,165)	
Due to director		(2,730)
	(1,640,687)	(242,285)
Increase (decrease) in cash and cash equivalents	28,013	13,184
Cash and cash equivalents, beginning of year	101,020	87,206
Cash and cash equivalents, end of year	$ 129,033	$ 101,020
Supplementary information		
Shares issued for acquisition of Red Bird Property	$	$ 150,000

1. Going Concern

These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

Torch River Resources Ltd. Incorporated extra provincially in Alberta, Saskatchewan Manitoba, and British Columbia has shares listed on the TSX Venture Exchange.

Torch River Resources Ltd. is the result of an amalgamation filed March 26, 2004 effective September 4, 2003 between Torch River Mines Ltd. and Tael Capital Inc.

Tael was formed as a "Capital Pool company" and was engaged in the business of identifying and evaluating properties or businesses with a view to completing a Qualifying Transaction. The amalgamation constitutes Tael's Qualifying Transaction for the purposes of TSXV Policy 2.4. Torch was a private company that was formed to explore and develop mineral properties in Manitoba. The amalgamation allows Torch to provide liquidity to its existing shareholders and gain access to the capital markets.

The Company, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties of proceeds from disposition.

2. Nature of Operations - continued

Ownership in mineral interest involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interest. The company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Mineral Properties and Rights, and Deferred Exploration Costs

The Company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as a resource property costs or recoveries when the payments are made or received.

3. Significant Accounting Policies - continued

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the following basis and annual rates:

Equipment	Basis	Rate
Computer equipment	Declining balance	30%
Furniture, fixtures and office equipment	Declining balance	20%
Field equipment	Declining balance	20%

One half of the above rates are used in the year of acquisition.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of 3 months or less when purchased.

Income Taxes

Income taxes are accounted for using the assets and liability method pursuant to Section 3465, Income Taxes. of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Option Plan

The Company has a stock option plan that is described in Note 8.

Effective November 1, 2003, the Company adopted a new standard for the accounting for Stock-based and other stock-based payments as recommended by the Canadian Institute of Chartered Accountants (CICA 3870)

As permitted by CICA 3870 the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2003. For stock option awards granted and all direct awards of stock, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes

3. Significant Accounting Policies - continued

Option Pricing Model with assumptions for: weighted average risk-free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company's Common Shares; and a weighted average expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

Basic and Diluted Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendation of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to Common Shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Share Capital – Flow Through Share

The Company finances a portion of its exploration activities through the issue of flow-through shares.

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures. The Company renounces the qualifying expenditures upon issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions for such expenditures.

The shares issued require that the Company make certain qualifying expenditures for tax purposes on or before December 31, 2006, the deduction of which flow through to the shareholders.

3. Significant Accounting Policies - continued

During the year the Company adopted, on a prospective basis, recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the recording of flow-through shares. EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company from the issuance of flow-through shares are recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company's operating results during the year the expenses are renounced to the share subscribers.

Contributed Surplus

The fair value of certain stock options have been valued using the Black-Scholes option-pricing model. The fair value on the grant of these securities is added to contributed surplus. Upon exercise, the corresponding amount of contributed surplus related to the security is removed from contributed surplus and added to share capital.

4. Equipment

Equipment consists of the following:

	Cost	Accumulated Amortization	Net Book Value 2006	Net Book Value 2005
Computer Equipment	$ 9,405	$ 5,489	$ 3,916	$ 3,297
Office Equipment	5,259	3,612	1,647	2,060
Field Equipment	116,000	11,600	104,400	
	$ 130,664	$ 20,701	$ 109,963	$ 5,357

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	October 31, 2006	October 31, 2005
High Rock and Climpy Property	$ 15,000	552,646	567,646	$ 567,646
Red Bird Property	450,000	1,451,572	1,901,572	414,325
	$ 465,000	$ 2,004,218	$ 2,469,218	$ 981,971

High Rock and Climpy Property

The High Rock property and the Climpy property are gold prospects in northeast Manitoba located approximately 8 kilometres apart and cover approximately 1,544 hectares. The High Rock property consists of 9 mining claims covering 1,301 hectares and the Climpy property consists of one claim covering 243 hectares. Torch holds a 100% interest in all of the claims.

These claims do not include surface rights, but the use of such surface areas as may be required to carry out a mining operation can be obtained according to regulation. The claims have not been surveyed.

Red Bird Property

On July 8, 2005 the Company entered into an agreement with Red Bird Resources Ltd. whereby the company will have an option to acquire a 100% interest in a molybdenum/copper property consisting of 840 hectares located in the Skeena Mining division of the Central Coastal region of British Columbia.

The option is subject to a 2.5% net smelter return ("NSR") royalty which shall be retained by the Optionor on the Property.

The interest will be earned by the Company paying to Red Bird the following:

(a) $50,000 (paid) upon execution of the option agreement
(b) $50,000 (paid subsequent to year end)
(c) $150,000 (paid) to fund the initial work program on the Red Bird property
(d) $200,000 (paid) on or before May 15, 2006

5. Mineral Properties and Rights (continued)

(e) $500,000 which will be used by Red Bird to fund the work program on the Red Bird property to be paid on or before June 30, 2006
(f) $500,000 to be paid on or before May 15, 2007
(g) $750,000 which will be used by Red Bird to fund the work program on the Red Bird property to be paid on or before May 15, 2007
(h) $500,000 payable on or before May 15, 2008
(i) $750,000 which will be used by Red Bird to fund the work program on the Red Bird property, payable on or before May 31, 2008

At May 31, 2008 the Company will have earned a 25% undivided interest in the property.

If the Corporation does not complete the Option Agreement to earn 100% of the property, Red Bird shall have the right of first refusal to buy back the 25% interest earned by the Corporation, for the cash payment of $1,800,000. This right of first refusal shall expire on December 31, 2008. If Red Bird elects not to buy back the 25% interest, Red Bird retains the sole right to negotiate future deals with third parties on 100% of the Red Bird Property.

In addition to the foregoing, the Corporation is obligated to:

(a) pay the sum of $4,000,000 to Red Bird on or before December 31, 2008
(b) issue and deliver to Red Bird the following common shares of the Corporation:
    (i) 1,000,000 Common Shares (issued)
    (ii) 2,000,000 Shares on or before May 15, 2007
    (iii) 2,000,000 Shares on or before May 15, 2008
    (iv) 2,000,000 Shares on or before May 15, 2009; and
    (v) 3,000,000 Shares on or before December 31, 2009

6. Long Term Debt

The Company's long term debt consists of the following as at October 31, 2006:

Field equipment finance contract payable to Mercado Capital Corporation repayable in monthly installments of $2,103.	$ 73,821	
LESS: Current Portion	25,232	$ 48,589
Field equipment finance contract payable to Mercado Capital Corporation repayable in monthly installments of $1,742	19,164	
LESS: Current Portion	19,164	NIL
		$ 48,589

The principal payments due in each of the next two years are as follows:

2007	$ 25,232
2008	23,357
	$ 48,589

7. Share Capital

The authorized share capital of the Company is:

An unlimited number of voting common shares without par value.
An unlimited number of non-voting first preferred shares.
An unlimited number of non-voting second preferred shares.

7. Share Capital (continued)

At October 31, 2006 the Company's issued share capital was as follows:

	2006		2005	
	Number of shares	$ Amount	Number of shares	$ Amount
Common Shares				
Balance beginning of year	14,481,385	2,214,423	9,509,470	1,596,593
Additional shares issued from amalgamation			656,582	
Private Placement	1,000,000	200,000	1,000,000	150,000
Private Placement	1,587,500	317,500	1,825,333	273,800
Private Placement	1,193,181	262,500		
Private Placement	4,390,000	746,300		
Private Placement	1,250,000	250,000		
Warrants Exercised	1,275,100	259,385		
Options Exercised	300,000	54,000	490,000	98,000
Shares Issued for Property			1,000,000	150,000
Share issue costs		(158,984)		(53,970)
Flow-through shares (Note 8)		(194,750)		
Balance end of year	25,477,166	3,950,374	14,481,385	2,214,423

8. Share Capital Options and Warrants

Options

The Company has established a stock based compensation plan pursuant to which options to purchase common shares may be granted to certain officers, directors, and employees of the Company as well as persons providing ongoing services to the Company. Exercise price of options equals the market price of the company's stock on the date of grant. Stock options are exercisable on the day of grant and are for a five-year term in accordance with TSX Venture Exchange policy.

8. Share Capital Options and Warrants - continued

A summary of the status of the Company incentive stock option plan as at October 31, 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding October 31, 2005	1,100,000	0.17
Granted	2,590,000	0.16
Exercised	(300,000)	0.18
Expired	(1,350,000)	0.17
Outstanding October 31, 2006	2,040,000	0.16

Options Granted

The Company has established a share option plan whereby options may be granted to directors, officers, employees, and consultants to purchase. Options granted have an exercise price of not less than the market price on the last trading day prior to the date of grant of the common shares on the stock exchange on which the shares are traded. Options granted vest upon grant and expire within two to five years from the date of the grant of options.

A total of 2,590,000 options were granted during the year to directors, consultants, and employees.

The Company accounted for stock compensation expense of the options using the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.00%, volatility of 100%, and expected lives of 2 and 5 years. The Company has recorded $135,900 in stock based compensation expense on these 2,590,000 stock options during the year.

A summary of the status of the company incentive stock option plan as at October 31, 2006 is as follows:

Number of Shares Under Option	Exercise Price	Expiry Date
250,000	$0.17	May 11, 2007
780,000	0.14	June 2, 2008
570,000	0.14	September 29, 2008
20,000	0.15	August 25, 2008
300,000	0.17	August 25, 2008
120,000	0.18	August 25, 2011

8. Share Capital Options and Warrants - continued

Warrants

The Company has completed a private placement during the year. The funds were raised by the Company by attaching Share Purchase Warrants to Common Shares sold and issuing Share Purchase Warrants.

A summary of the status of the share purchase warrants is as follows:

Number of Warrants	Purchase Price	Expiry Date
1,946,838	$0.25	December 23, 2006
1,587,500	0.22	March 1, 2007
1,193,181	0.25	July 21, 2007
4,390,000	0.35	September 28, 2008
1,250,000	0.37	September 28, 2008, then 0.52 September 28, 2009
10,367,519		

9. Income Taxes

The Company has incurred expenditures on its mineral exploration properties which are identified as Canadian Exploration Expenses (CEE) and Canadian Development Expenses (CDE) for income tax purposes. The cumulative CEE and CDE expenditures and loss carryforwards may be used to reduce future years' taxable income earned by the Company.

In accordance with the adoption of new accounting recommendations relating to the issuance of flow-through shares during the year (refer to note 3); the Company reduced $194,750 from flow-through share proceeds assigned to share capital, and recognized as a future tax liability, an amount approximating the tax effect on the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates and laws.

Concurrently the Company recognized $194,750 as a future income tax recovery from the utilization of available tax losses and CEE of prior periods to offset the future tax liability recognized above. The Company has not previously recognized tax benefits relating to losses of prior periods as the criteria for recognition has not been met (Note 3).

9. Income Taxes (continued)

The exploration and development expenses totaling $2,362,004 can be carried forward indefinitely. The non-capital losses totaling $1,379,461 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Year	Non-Capital Losses
2008	$ 69,997
2009	146,894
2010	106,428
2011	192,272
2012	315,061
2013	548,809
	$ 1,379,461

10. Related Party Transactions

During the year the Company incurred charges from directors or companies sharing common directors as follows:

	2006	2005
Management fees	$ 29,500	$ 83,600
Office supplies		5,036
Travel and promotion	12,107	26,054
Stock compensation	135,900	100,870
Deferred exploration	2,353	
Share issue costs	31,440	
	$ 211,300	$ 215,560

These transactions occurred during the normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties

11. Contingency

A term deposit of $22,165 has been pledged as security to the Scotia Bank for their irrevocable letter of credit in favour of the Province of British Columbia, Ministry of Energy and Mines.

12. Subsequent Event

Subsequent to the year end, the Company closed a private placement of 1,666,666 flow-through units at a price of $0.18 per unit representing $300,000 in proceeds. The flow-through units are compromised of one common share and one common share purchase warrant exercisable within twenty-four months for the purchase of one common share on a non-flow-through basis at a price of $0.25 in the first year and $0.35 in the second year.

13. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The company is not exposed to significant risk, currency or credit risk, currency or credit risk arising from these financial instruments.

TORCH RIVER RESOURCES LTD.

SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE YEAR ENDED OCTOBER 31, 2006

	Balance October 31, 2005	Provincial Grant	Additions	Balance October 31, 2006
High Rock and Chimpy Project				
Consulting	$ 25,700			$ 25,700
Geophysical services	18,010			18,010
Drilling	501,030			501,030
Geological Analysis	73,843			73,843
Reports	18,678			18,678
Other	1,572			1,572
Grant received	(86,188)			(86,188)
	552,645			552,645
Red Bird Property				
Claims	2,077		2,354	4,431
Geophysical services	15,496		13,078	28,574
Recognisance survey	20,828		(4,000)	16,828
Geological analyst and reports	71,923		263,932	335,855
Travel, camps, accommodation	77,274		903,268	980,542
Core sampling	26,728		29,355	56,082
Consulting			29,260	29,260
	214,326		1,237,247	1,451,573
	$ 766,971		1,237,247	$ 2,004,218

RECEIVED
2008 MAY 23 A 6:21
FICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F1

TORCH RIVER RESOURCES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the year ended October 31, 2006

GENERAL

The following discussion and analysis of the operations, results, and financial position of Torch River Resources Ltd. ("Torch" or "the Company") for the year ended October 31, 2006 should be read in conjunction with the Company's Audited Financial Statements (www.sedar.com).

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes, competition in areas where the Company operates and other factors discussed in this Report.

DATE

This MD&A covers the year ending October 31, 2006 and was prepared February 27, 2007.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia 105 km north of the town of Bella Coola and 240 km south-southwest of the town of Houston, British Columbia. Torch also holds 100% interest in the High Rock Mineral Claim Block in Island Lake, Manitoba.

Torch River Resources entered into an option agreement with Red Bird Resources Ltd on July 8, 2005 to obtain up to 100% interest in the Red Bird property. The Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies.

During the 2006 fiscal year, Torch invested approximately $1.2 million on the Red Bird Property. This commitment to the property has covered all contractual work program requirements inclusive of the 2007 season; however, this does not preclude the company to further advancing the property in 2007. Work in 2006 included updating and bringing the Red Bird camp into environmental compliance, building the base as well as 7,000 feet of drilling, performing a 7 km Induced Polarization and Magnetometer (IP) program, soil sampling and reporting. The Company also entered into negotiations to obtain a further moly property.

During the 2006 fiscal year Company had a number of Private Placements which maintained adequate funding for operations. 9,420,681 additional shares were issued through private placements, 300,000 options were exercised and 1,275,000 warrants exercised for a total addition of 10,995,681 shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Torch River Mines Ltd. was incorporated on June 18, 1997, by Certificate of Incorporation issued pursuant to the provisions of the Alberta Companies Act. and extra-provincially registered to carry on business in the provinces of Saskatchewan and Manitoba.

Torch River Mines Ltd held 100% interests in the High Rock Mineral Claim Block in Island Lake, Manitoba for the purpose of exploring and developing mining claims in northern Manitoba acquiring its interest in the mineral properties. Since incorporation Torch River Mines Ltd. has acquired claims in the Island Lake area located approximately 500 kms. Northeast of Winnipeg, Manitoba, and approximately 20 kms from the town of Garden Hill, Manitoba. Torch River Mines Ltd. had completed a surface bulk sampling program on the CB5174 claim. The development, at that time, of the mineral claims by Torch River Mines Ltd. was in the exploration stage.

On March 26, 2004, the Company was officially formed from the amalgamation of Tael Capital Inc. and Torch River Mines Ltd. under the *Business Corporations Act* (Alberta) under the name Torch River Resources Ltd ("the Company") The amalgamation was the Company's Qualifying Transaction for listing on the TSX Venture Exchange. A condition for the final approval of the Corporation's Qualifying Transaction by the TSX Venture Exchange was completion of a private placement.

A drilling program was done in the summer of 2004. There was 895 feet of drilling. Assay results range from trace to .154 oz/t of gold. Further comprehensive development in the form of bulk sampling will be required on both the Juniper Vein as well as the Main Vein to establish the economic viability of the property.

On July 8, 2005, the Company signed an Option Agreement with Red Bird Resources Ltd ("the Optionor") on its Red Bird Property located in the central coastal region of British Colombia, 100 kilometers north of the town of Bella Coola and 14 kilometers southwest of Houston, British Columbia.

This agreement provides the Company the sole and exclusive right and option to acquire up to and including one hundred percent (100%) undivided interest in and to the Red Bird Property free and clear of all charges, encumbrances, claims, royalties and net profit interests of whatsoever nature except as set forth . With cash payments to the Optionor of:

- a non-refundable sum of $50,000 [paid] payable on or before execution of the Option
  Agreement to acquire all pertinent technical and geological data relevant to the property;

- the sum of $50,000 [paid] to be paid on or before June 15, 2005;
- the sum of $200,000 [paid] to be paid on or before May 15, 2006;
- the sum of $500,000 to be paid on or before May 15, 2007;
- the sum of $500,000 to be paid on or before May 15, 2008;
- the sum of $4,000,000, to be paid on or before December 31, 2008;the issuance

And, delivery by the Company to the Optionor of:

- 1,000,000 [Issued]Shares within fifteen (15) days of receiving approval from the TSX Venture Exchange Inc. ("Exchange") and the shareholders of the Company;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2007;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2008;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2009; and
- the issuance and delivery by the Company to the Optionor of 3,000,000 Shares on or before December 31, 2009.

And, the funding to the work program of:

- the sum of $150,000 [Expended] for the initial work program on the Property
- the sum of $500,000 [Expended] to be paid on or before May 15, 2006
- the sum of $750,000 [Expended] on or before May 15, 2007:
- the sum of $750,000 on or before May 15, 2008

And, the Optionor shall be entitled to retain a 2.50% (amended in 2006) net smelter return ("NSR") royalty on the Red Bird Property upon transfer of the Red Bird Property to the Company.

The Red Bird molybdenum property consists of three mineral claims situated in the Skeena Mining Division of west central British Columbia 133 kilometers southwest of Burns Lake and 105 kilometers north of Bella Coola. The property covers an area of 1,256.3 hectares between latitudes 53°16'39" to 53°18'16" North and longitudes 126°59'10" to 127°3'39" West (Universal Transverse Mercator NAD83 coordinates 5905047 to 5908034 North and 629255 to 634234 East) in NTS map-area 93E/6. In 2006 a further 696 hectares was added to the Torch River claims.

The Red Bird property represents an advanced molybdenum and copper porphyry target. Historic work completed by Phelps Dodge and Craigmont Mines Ltd. have outlined three deposits that could be developed by open pit mining methods. The data base for Phelps Dodge holes consisted of just cross sections with assay composites shown. The assays and drill hole coordinate information was all available for the Craigmont drill holes.

During August 2005, under the direction of A. Kikauka, Craigmont drill core was re-sampled and assayed for molybdenum and copper. This was done from 133 drill hole core and over 1,400 assay samples. Sub-sets of data were also assayed for gold and rhenium.

In May, 2006 Dr. Wm Pfaffenberger became President, Chief Executive Officer and Director of Torch. Under his leadership, significant work was done on the Red Bird property as well as corporate development. In July / August 2006, a drilling program was coordinated through ResourceEye Services Inc. with Ron Parent as the independent P. Geo on site. As well as upgrading the camp to environmental and work standard, 7,000 feet of drilling was done. Two holes extended beyond planned depth to determine mineralization levels. There was a 7 km Induced Polarization and Magnetometer (IP) program conducted by Scott Geophysics and rock sampling performed. A little more than $1.2 million was invested in the Red Bird property during the 2006 fiscal year.

SELECTED ANNUAL INFORMATION

Item	October 31 2006	October 31 2005	October 31 2004
Cash & Cash Equivalents	$ 231,301	$ 122,889	$ 118,859
Mineral Properties, deferred exploration	2,469,218	981,971	595,186
Working Capital	19,110	30,301	100,985
Net Sales	-	-	-
Loss before extraordinary items	304,229	361,962	225,347
Net Loss	304,229	361,962	225,347
Loss per share and fully diluted loss per share	.01	.03	.02
Total Assets	2,846,031	1,110,217	717,965
Total Long Term Financial Liabilities	48,589	-	-
Dividends		-	-

The above table is in stated dollars; these financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

RESULTS OF OPERATIONS

Some of the highlights from the drill program in 2006 are as follows:

On September 19th, 2006 Torch announced that Hole RB06-132 was drilled to the west of the Main Zone. It had previously been reported that RB06-132 had been drilled to a depth of 400.8 meters. This hole was reentered and extended to 443.5 meters. Highlighted in the release was 50m (320-370m) reporting an average grade of .1731% Mo.

On October 24th, the Company further reported detailed results of holes RB06-132 and RB06-133 which also had been extended to a dept of 431.29 meters. This announcement advised that RB06-132 had over 205 meters of core which returned .804% Copper Equivalent.

On November 7th, the Company announced the results from RB06-134, RB06-135 and RB06-136. RB06-134 and RB06-135 were drilled to test the Southeast Zone. Both were mineralized from the surface to depth and illustrated the widespread mineralization and open ended nature of this zone. Drilling to date has indicated that copper equivalent contours have served to illustrate that we have not yet established the boundaries of the Red Bird deposit. Each hole to this point has finished in mineralized material of greater than 0.15% copper equivalent. RB06-134 returned .057% Moly Equivalent over 138 meters.

On November 14th, the company reported that RB06-138 returned 0.50% Moly equivalent over 255 Meters. Our independent geologist, Mr. Ron Parent, remarked in his final report "The overall results of the (2006) program are nothing short of spectacular, indicating a significant potential for expansion of known mineralization".

In addition to the 2,324 meters of drilling, the Red Bird site has now been upgraded in preparation for additional exploration. The site is equipped and upgraded to effect an expedient mobilization in 2007 and forward.

The 2006 program was not restricted to solely a drill program. There was a significant IP program, soil sampling, mapping and ensuring that the Company developed a professional and respected process to dealing with locals, government and stakeholders.

WORK PLAN 2007

The Company had filed for additional work on the Red Bird property for the summer of 2007. We are currently preparing a detailed program which may include additional drilling, further Geophysical Surveys and testing to further define the resource and establish new targets of interest.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than those described in the circular. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

QUARTERLY FINANCIAL INFORATION

Item	Annual 2005	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Net Sales	-	-	-	-	-
Loss before extraordinary Items	361,962	184,553	88,849	66,221	22,339
Net Loss	361,962	184,553	88,849	66,221	22,339
Basic & Diluted Loss per Share	.02	.03	.01	.01	.00

Item	Annual 2006	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Net Sales	-	-	-	-	-
Loss before extraordinary Items	304,229	13,657	76,080	106,207	104,285
Net Loss	304,229	13,657	76,080	106,207	104,285
Basic & Diluted Loss per Share	(.01).	(.00)	(.01)	(.01)	(.01)

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Because Torch River Resources is a junior resource exploration company, the Company does not have the usual ability to general sufficient amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and revenue from warrants and other transactions.

The Company had minimal debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. Accounts payable and.accrued liabilities are short-term and non-interest bearing. The company had long term debt of $49 thousand on a field equipment finance contract. Subsequent to the 2006 year end, the company has obtained solid financial support.

Contractual Obligations 1 Year	Total	Less than 1 year	1-3 Years	4-5 Years	**After 5 Years**
Long Term Debt					
Equipment I Lease	48,589	25,232	23,357		
Operating Leases					
Total Contractual	48,589	25,232	23,357		

CONTRACTUAL OBLIGATIONS

(1) Based on Option Agreement payments for the Red Bird Property (cash payments exclusive of Torch River shares)

Cash Obligation under the Red Bird Option Agreement dated July 8, 2005

	Option Payment	Work Program
Commitments for – 2007	$ 500,000	$ NIL
2008	4,500,000	750,000

SHARES ISSUED AND OUTSTANDING

As at October 31, 2006, the Company had 25,477,166 common shares issued and outstanding and 37,884,685 fully diluted shares outstanding.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in this Annual MD&A.

This MD&A also is available on the Company's SEDAR page site accessed through www.sedar.com.

OTHER REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

END